FOR IMMEDIATE RELEASE	TSX: SLW
November 5, 2012	NYSE: SLW

SILVER WHEATON REPORTS RECORD QUARTERLY PRODUCTION RESULTS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the third quarter ended September 30, 2012.

THIRD QUARTER HIGHLIGHTS

•	Record attributable silver equivalent production of 7.7 million ounces compared to 6.1 million ounces in Q3 2011, representing an increase of 26%.

•
While production was at record levels, silver equivalent sales amounted to 5.1 million ounces due to the timing of deliveries, with the difference attributable to an increase of 2.0 million payable silver equivalent ounces being produced in the quarter that will be recognized in future sales.

•
Revenues were US$161.3 million compared to US$185.2 million in Q3 2011, representing a decrease of 13%, attributable to a 14% decrease in silver prices from a year earlier with silver equivalent sales being consistent year over year at 5.1 million ounces.

•	Net earnings were US$119.7 million (US$0.34 per share) compared to US$135.0 million (US$0.38 per share) in Q3 2011, representing a decrease of 11%.

•	Operating cash flows were US$128.7 million (US$0.36 per share1) compared to US$167.2 million (US$0.47 per share) in Q3 2011, representing a decrease of 23%.

•	Cash operating margin1 was US$27.201 per silver equivalent ounce, compared to US$32.11 in Q3 2011, representing a decrease of 15%.

•	Average cash costs1 rose slightly to US$4.161 per silver equivalent ounce, compared to US$4.12 in Q3 2011.

•
As at September 30, 2012, approximately 5.2 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts. This represented an increase of 2 million payable silver equivalent ounces during the three months ended September 30, 2012.

1 Please refer to non-IFRS measures at the end of this press release.

•
At September 30, 2012, the Company had approximately $555 million of cash on hand and $400 million of available credit under its revolving bank debt facility.  This cash and available credit, together with strong operating cash flows, positions the Company well to execute on its growth strategy of acquiring additional accretive silver and precious metal stream interests.

•	Declared quarterly dividend of US$0.07 per common share, representing 20% of the cash generated by operating activities during the three months ended September 30, 2012.

•
On September 28, 2012, the Company announced that it had closed the previously announced purchase from Hudbay Minerals Inc. ("Hudbay") of a precious metals stream from its currently producing flagship 777 mine (“777”), as well as a silver stream from their cornerstone development project, Constancia.  Initial production covering the period August 1, 2012, through September 30, 2012, from 777 totaled 733,000 silver equivalent ounces (139,000 ounces of silver and 11,500 ounces of gold).

“With the addition of production from Hudbay’s 777 mine in the quarter, we produced a record 7.7 million silver equivalent ounces, putting us on track to reach our 2012 annual production forecast of 28 million ounces,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Our diversified asset base once again achieved strong production, with notable contributions from Yauliyacu, Zinkgruvan, and Minto. While overall production was strong, payable silver equivalent ounces produced but not shipped during the quarter increased by 2 million ounces due to the timing of concentrate shipments, negatively affecting silver equivalent sales volume.  This increase included the new precious metals contained in base metal concentrates produced at the 777 mine as the concentrate storage and transportation system was being filled with materials mined after August 1st. It is very important to remember that these ounces will inevitably be sold, it is simply a matter of timing.”

“During the quarter we paid out over $630 million dollars, including our first payment to Hudbay and our last payment to Barrick, and yet, we finished the quarter with $550 million of cash on hand. With this cash, a fully undrawn revolving credit facility of $US400 million, and strong forecast annual operating cash flow, we remain very focussed, capable and excited about our potential to continue adding additional accretive ounces to our portfolio.”

Financial Review

Revenues

Revenue was US$161.3 million in the third quarter of 2012, on silver equivalent sales of 5.1 million ounces (4.8 million ounces of silver and 6,900 ounces of gold). This represents a 13% decrease from the US$185.2 million of revenue generated in the third quarter of 2011. This was due to a 13% decrease in the realized price per silver equivalent ounce, which was only slightly offset by a 1% increase in the number of silver equivalent ounces sold. The relatively small increase in ounces sold relative to those produced in the quarter was primarily related to the timing of shipments of stockpiled concentrate and doré at some of the mines underlying the Company’s silver and precious metal purchase agreements.

Costs and Expenses

Average cash costs1 in the third quarter of 2012 were US$4.161 per silver equivalent ounce, compared with US$4.121 during the comparable period of 2011. This resulted in cash operating margins1 of US$27.201 per silver equivalent ounce, a 15% decrease compared to the third quarter of 2011, primarily a result of a 13% decrease in the realized price per silver equivalent ounce.

During the third quarter of 2012, the Company recorded an income tax expense of US$513,000, which includes a non-cash deferred income tax expense of US$361,000, attributable primarily to income from Canadian operations, partially offset by the  recognition of deferred income tax assets relating to the increase in fair value of long-term investments in common shares. This compares to an income tax expense of US$8.6 million in the comparable period of the previous year, which included a non-cash deferred income tax expense of US$8.4 million which was primarily due to the reversal of previously recognized deferred income tax assets due to the decline in fair value of long-term investments in common shares held.

Earnings and Operating Cash Flows

Net earnings in the third quarter of 2012 were US$119.7 million (US$0.34 per share), compared with US$135.0 million (US$0.38 per share) for the same period in 2011, a decrease of 11%. Cash flow from operations in the third quarter of 2012 was US$128.7 million (US$0.36 per share1), compared with US$167.2 million (US$0.47 per share1) for the same period in 2011, a decrease of 23%. The change in net earnings and operating cash flows is primarily due to a 13% decrease in the realized price per silver equivalent ounce.

Balance Sheet

At September 30, 2012, the Company had approximately US$555 million of cash on hand. In addition, the Company had US$400 million of available credit under its revolving bank debt facility. The combination of cash, available credit, and strong operating cash flows, positions the Company well to execute on its growth strategy of acquiring additional accretive silver stream interests.

Operational Highlights

Attributable silver equivalent production was 7.7 million ounces (6.8 million ounces of silver and 18,000 ounces of gold) in the third quarter of 2012, representing an increase of 26% compared to the third quarter of 2011.

Operational highlights for the quarter ended September 30, 2012, are as follows:

Peñasquito –

As stated in Goldcorp Inc.’s (“Goldcorp”) October 25, 2012, disclosure, the Peñasquito mine achieved record production during the third quarter as higher grades and recoveries partially offset the continued impact of water shortages from lower well field production. The plant achieved throughput of 100,000 tonnes per day during the third quarter, within their previously guided range of 98,000 and 107,000 tonnes per day. Goldcorp also stated that work continues on the drilling of additional water wells in the current well field, and that they have initiated a Water and Tailings Study to optimize potential long-term water constraints and tailings operations. Goldcorp anticipates the study to be completed during the first half of 2013.

1Please refer to non-IFRS measures at the end of this press release.

As at September 30, 2012, approximately 1.6 million ounces of cumulative payable silver equivalent ounces have been produced at Peñasquito but not yet delivered to the Company, representing an increase of 0.5 million payable silver equivalent ounces during the quarter.

777 –

On September 28, 2012, the Company announced that it had closed the previously announced purchase from Hudbay of 100% of the life of mine silver production from its currently producing 777 mine, 100% of the life of mine silver production from its Constancia project ("Constancia"), as well as 100% of gold production from the 777 mine until Constancia satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton's share of gold production from 777 will be reduced to 50% for the remainder of the mine life.

Production from 777 began accruing to Silver Wheaton on August 1, 2012, and totaled 733,000 silver equivalent ounces (139,000 ounces of silver and 11,500 ounces of gold) in Q3 2012. As at September 30, 2012, approximately 0.7 million ounces of cumulative payable silver equivalent ounces (0.1 million ounces of silver and 11,100 ounces of gold) have been produced at 777 but not yet delivered to the Company, with the Company having received its first delivery of silver and gold related to the 777 mine on October 3, 2012.

Yauliyacu –

Since mid-2009, concentrate shipments from Glencore International AG’s (“Glencore”) Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, historically the largest buyer of the bulk concentrate produced at the mine.  Since that time, alternative smelting arrangements have been made by Glencore for a portion of the stockpiled bulk concentrates at Yauliyacu, leading to an inconsistent delivery schedule and delaying the eventual complete reduction of this bulk concentrate. In the second quarter of 2011, Glencore began producing separate copper and lead concentrates, replacing the bulk concentrate. During the third quarter of 2012, Glencore established new offtake agreements for the sale of bulk concentrates.  As a result, Glencore has decided to return to the production of bulk concentrates.

As at September 30, 2012, approximately 1.2 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to the Company, representing an increase of 0.4 million payable silver equivalent ounces during the quarter.

Pascua-Lama –

As per Barrick Gold Corporation’s (“Barrick”) third quarter 2012 MD&A, Barrick made substantial progress at its world-class gold-silver Pascua-Lama project during the quarter. Along with construction advancement at site, Barrick strengthened the construction management team and hired Fluor Corporation (“Fluor”) to assume overall project management. Fluor is a global leader in construction of large mining projects, and the same firm that successfully managed construction of Barrick’s recently completed Pueblo Viejo mine.  Initial production from the Pascua-Lama project is now scheduled for the second half of 2014. Previous guidance, announced in July, was for mid 2014.  Delays in the earthworks and underground works for the process plant are the main reason for the shift in schedule to the second half of 2014. Other highlights in the third quarter of 2012 include advancing the ore conveyor tunnel to approximately 60% complete, increasing on site labor by approximately 1,900 new hires, and securing 90% of the required material and equipment for the processing plant.

Until December 31, 2015, Silver Wheaton will be entitled to all or a portion of the silver production from Barrick’s Veladero, Pierina and Lagunas Norte mines, to the extent Pascua-Lama is operating below 75% of design capacity. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua Lama is expected to average 9 million ounces annually.

San Dimas –

Subsequent to the quarter, Primero Mining Corp. ("Primero") announced a mine and mill expansion of the San Dimas mine in Mexico. Primero has elected a staged approach to the full expansion and has approved the expenditure of a total $14.4 million to expand the San Dimas mine and mill from the current 2,000 tonnes per day to 2,500 tonnes per day. Construction of the mine and mill expansion will begin immediately, with an estimated completion during the first quarter of 2014. A further plant expansion to 3,000 tonnes per day continues to be assessed and is dependent on future exploration success by Primero.

Produced But Not Yet Delivered –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by 2.0 million ounces to approximately 5.2 million silver equivalent payable ounces at September 30, 2012. The increase was primarily due to the timing of sales at Goldcorp’s Peñasquito mine, Hudbay’s 777 mine, and Glencore’s Yauliyacu mine.

Detailed mine by mine production and sales figures can be found in the Appendix of this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Webcast and Conference Call Details

A conference call will be held Monday, November 5, 2012, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	35654938
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	35654938
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2012 attributable production is approximately 28 million silver equivalent ounces, including 42,000 ounces of gold. By 2016, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 100,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project and Hudbay’s flagship 777 mine and Constancia project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2012	2011	2012	2011
Sales	$161,273	$185,195	$562,319	$538,130
Cost of sales
Cost of sales, excluding depletion	$21,406	$21,036	$74,541	$61,983
Depletion	14,464	13,647	53,261	40,065
Total cost of sales	$35,870	$34,683	$127,802	$102,048
Earnings from operations	$125,403	$150,512	$434,517	$436,082
Expenses and other income
General and administrative 1	$6,762	$6,311	$21,680	$19,065
Foreign exchange loss (gain)	77	(11)	86	(518)
Other expense (income)	(1,646)	621	(2,152)	3,527
	$5,193	$6,921	$19,614	$22,074
Earnings before income taxes	$120,210	$143,591	$414,903	$414,008
Income tax expense	(513)	(8,551)	(6,611)	(8,727)
Net earnings	$119,697	$135,040	$408,292	$405,281

Basic earnings per share	$0.34	$0.38	$1.15	$1.15
Diluted earnings per share	$0.34	$0.38	$1.15	$1.14
Weighted average number of shares outstanding
Basic	353,927	353,327	353,730	353,165
Diluted	355,928	356,014	355,811	355,935
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,521	$1,700	$4,849	$4,769

Consolidated Balance Sheets

	September 30	December 31
(US dollars in thousands - unaudited)	2012	2011
Assets
Current assets
Cash and cash equivalents	$555,056	$840,201
Accounts receivable	9,287	3,890
Other	1,229	1,221
Total current assets	$565,572	$845,312
Non-current assets
Silver and gold interests	$2,328,808	$1,871,726
Long-term investments	150,892	151,621
Deferred income taxes	-	2,301
Other	1,292	1,375
Total non-current assets	$2,480,992	$2,027,023
Total assets	$3,046,564	$2,872,335
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,963	$8,709
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments	-	130,789
Total current liabilities	$39,523	$168,058
Non-current liabilities
Long-term portion of bank debt	$28,640	$50,060
Deferred income taxes	2,913	-
Total non-current liabilities	$31,553	$50,060
Total liabilities	$71,076	$218,118
Shareholders' equity
Issued capital	$1,807,422	$1,793,772
Reserves	23,797	25,422
Retained earnings	1,144,269	835,023
Total shareholders' equity	$2,975,488	$2,654,217
Total liabilities and shareholders' equity	$3,046,564	$2,872,335

Consolidated Statement of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2012	2011	2012	2011
Operating activities
Net earnings	$119,697	$135,040	$408,292	$405,281
Adjustments for
Depreciation and depletion	14,523	13,709	53,440	40,266
Equity settled stock based compensation	1,521	1,700	4,849	4,769
Deferred income tax expense	361	8,385	5,927	8,115
(Gain) loss on fair value adjustment of share purchase warrants held	(1,539)	597	(1,937)	3,380
Investment income recognized in net earnings	(421)	(253)	(1,090)	(667)
Other	(24)	703	(41)	392
Change in non-cash operating working capital	(5,865)	7,113	(5,095)	543
Operating cash flows before interest income	$128,253	$166,994	$464,345	$462,079
Interest received	398	242	1,033	634
Cash generated by operating activities	$128,651	$167,236	$465,378	$462,713
Financing activities
Bank debt repaid	$(7,140)	$(7,140)	$(21,420)	$(21,420)
Share purchase warrants exercised	-	-	10	61
Share purchase options exercised	5,425	2,756	9,513	7,818
Dividends paid	(35,388)	(10,603)	(99,046)	(31,797)
Cash applied to financing activities	$(37,103)	$(14,987)	$(110,943)	$(45,338)
Investing activities
Silver and gold interests	$(638,430)	$(137,506)	$(638,610)	$(140,063)
Silver and gold interests - interest paid	(168)	(249)	(577)	(950)
Acquisition of long-term investments	-	-	(395)	(13,674)
Proceeds on disposal of long-term investments	-	-	-	24,270
Dividend income received	23	11	57	33
Other	(43)	(15)	(105)	(48)
Cash applied to investing activities	$(638,618)	$(137,759)	$(639,630)	$(130,432)
Effect of exchange rate changes on cash and cash equivalents	$10	$(218)	$50	$43
(Decrease) increase in cash and cash equivalents	$(547,060)	$14,272	$(285,145)	$286,986
Cash and cash equivalents, beginning of period	1,102,116	701,350	840,201	428,636
Cash and cash equivalents, end of period	$555,056	$715,622	$555,056	$715,622

Summary of Ounces Produced and Sold

	2012			2011				2010
(in thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced 1
San Dimas 2	1,288	1,227	1,692	1,578	1,251	1,150	1,606	1,586
Zinkgruvan	621	673	642	390	379	414	508	428
Yauliyacu	640	606	550	583	608	674	683	651
Peñasquito	1,940	1,822	1,365	1,633	1,162	1,282	1,207	1,260
Cozamin	370	429	405	433	395	414	325	335
Barrick 3	627	468	667	723	794	741	722	458
Other 4	1,276	1,276	1,288	1,389	1,272	1,153	1,088	1,245
	6,762	6,501	6,609	6,729	5,861	5,828	6,139	5,963
Silver equivalent ounces of gold produced 5
Minto	337	189	107	202	257	261	97	205
777	593	-	-	-	-	-	-	-
Silver equivalent ounces produced	7,692	6,690	6,716	6,931	6,118	6,089	6,236	6,168
Silver ounces sold
San Dimas 2	1,178	1,295	1,701	1,488	1,232	1,149	1,748	1,438
Zinkgruvan	495	580	517	425	319	401	321	421
Yauliyacu	184	1,155	497	655	11	471	120	470
Peñasquito	1,304	1,845	1,189	851	1,382	961	941	1,169
Cozamin	301	395	376	374	335	281	271	411
Barrick 3	528	470	656	755	747	726	680	482
Other 4	796	1,049	992	1,230	770	862	741	1,139
	4,786	6,789	5,928	5,778	4,796	4,851	4,822	5,530
Silver equivalent ounces of gold sold 5
Minto	357	139	198	196	316	227	83	127
777	-	-	-	-	-	-	-	-
Silver equivalent ounces sold	5,143	6,928	6,126	5,974	5,112	5,078	4,905	5,657
Gold / silver ratio 5	51.7	58.7	51.2	51.9	50.4	40.1	33.0	49.7
Cumulative payable silver equivalent ounces produced but not yet delivered 6	5,195	3,212	4,166	4,127	3,805	3,537	3,018	2,275

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

2)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

Results of Operations (unaudited)

Three Months Ended September 30, 2012
	Ounces Produced2	Ounces Sold	Sales (US$’s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$’s)	Cash Flow From Operations (US$’s)	Total Assets (US$’s)
Silver
San Dimas 4	1,288	1,178	$37,565	$31.90	$4.12	$0.79	$31,776	$32,710	$164,227
Zinkgruvan	621	495	15,986	32.30	4.14	1.68	13,107	11,649	54,967
Yauliyacu	640	184	5,378	29.23	4.08	5.02	3,704	2,181	220,799
Peñasquito	1,940	1,304	40,431	30.99	3.99	2.96	31,364	35,226	492,132
Cozamin	370	301	8,902	29.62	4.11	4.05	6,449	7,730	20,780
Barrick 5	627	528	15,752	29.85	3.90	4.34	11,404	13,425	601,187
Other 6	1,276	796	25,072	31.49	3.97	4.06	18,682	20,191	388,934
	6,762	4,786	$149,086	$31.16	$4.04	$2.78	$116,486	$123,112	$1,943,026
Gold
Minto	6,513	6,905	$12,187	$1,765	$303	$171	$8,917	$8,930	$31,418
777	11,464	-	-	-	-	-	-	-	354,364
	17,977	6,905	$12,187	$1,765	$303	$171	$8,917	$8,930	$385,782
Silver equivalent7	7,692	5,143	$161,273	$31.36	$4.16	$2.81	$125,403	$132,042	$2,328,808
Corporate
General and administrative							$(6,762)
Other							1,056
Total corporate							$(5,706)	$(3,391)	$717,756
	7,692	5,143	$161,273	$31.36	$4.16	$2.81	$119,697	$128,651	$3,046,564

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Three Months Ended September 30, 2011
	Ounces Produced2	Ounces Sold	Sales (US$’s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$’s)	Cash Flow From Operations (US$’s)	Total Assets (US$’s)
Silver
San Dimas 4	1,251	1,232	$42,567	$34.56	$4.07	$0.71	$36,675	$37,550	$168,583
Zinkgruvan	379	319	12,168	38.15	4.08	1.69	10,326	12,406	58,359
Yauliyacu	608	11	454	41.31	4.02	5.02	355	410	233,299
Peñasquito	1,162	1,382	49,401	35.75	3.96	2.41	40,601	43,929	507,023
Cozamin	395	335	12,270	36.58	4.08	4.62	9,350	11,752	26,844
Barrick 5	794	747	28,681	38.42	3.90	3.60	23,081	25,770	601,410
Other 6	1,272	770	29,192	37.90	3.94	4.60	22,609	26,823	256,419
	5,861	4,796	$174,733	$36.44	$3.99	$2.62	$142,997	$158,640	$1,851,937
Gold
Minto	5,110	6,280	10,462	1,666	300	169	7,515	9,114	34,298
Silver equivalent 7	6,118	5,112	$185,195	$36.23	$4.12	$2.67	$150,512	$167,754	$1,886,235
Corporate
General and administrative							$(6,311)
Other							(9,161)
Total corporate							$(15,472)	$(518)	$874,440
6,118		5,112	$185,195	$36.23	$4.12	$2.67	$135,040	$167,236	$2,760,675

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Nine Months Ended September 30, 2012
	Ounces Produced2	Ounces Sold	Sales (US$’s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$’s)	Cash Flow From Operations (US$’s)	Total Assets (US$’s)
Silver
San Dimas 4	4,207	4,174	$129,825	$31.11	$4.10	$0.79	$109,409	$112,709	$164,227
Zinkgruvan	1,936	1,592	49,430	31.04	4.14	1.68	40,165	39,187	54,967
Yauliyacu	1,796	1,836	55,432	30.19	4.06	5.02	38,758	47,971	220,799
Peñasquito	5,127	4,338	132,387	30.52	3.99	2.96	102,237	115,078	492,132
Cozamin	1,204	1,072	33,493	31.27	4.10	4.05	24,763	28,270	20,780
Barrick 5	1,762	1,654	51,439	31.11	3.90	4.34	37,814	45,943	601,187
Other 6	3,840	2,837	87,936	30.99	3.96	4.05	65,214	74,910	388,934
	19,872	17,503	$539,942	$30.85	$4.03	$2.92	$418,360	$464,068	$1,943,026
Gold
Minto	11,815	13,134	$22,377	$1,704	$303	$171	$16,157	$17,007	$31,418
777	11,464	-	-	-	-	-	-	-	354,364
	23,279	13,134	$22,377	$1,704	$303	$171	$16,157	$17,007	$385,782
Silver equivalent 7	21,098	18,197	$562,319	$30.90	$4.10	$2.93	$434,517	$481,075	$2,328,808
Corporate
General and administrative							$(21,680)
Other							(4,545)
Total corporate							$(26,225)	$(15,697)	$717,756
21,098		18,197	$562,319	$30.90	$4.10	$2.93	$408,292	$465,378	$3,046,564

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Nine Months Ended September 30, 2011
	Ounces Produced2	Ounces Sold	Sales (US$’s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$’s)	Cash Flow From Operations (US$’s)	Total Assets (US$’s)
Silver
San Dimas 4	4,007	4,129	$143,736	$34.81	$4.05	$0.71	$124,059	$125,902	$168,583
Zinkgruvan	1,301	1,041	39,437	37.88	4.08	1.69	33,427	35,316	58,359
Yauliyacu	1,965	602	21,641	35.95	4.01	5.02	16,205	19,226	233,299
Peñasquito	3,651	3,284	115,695	35.24	3.93	2.41	94,901	102,808	507,023
Cozamin	1,134	887	31,204	35.14	4.07	4.62	23,487	30,325	26,844
Barrick 5	2,257	2,153	77,781	36.12	3.90	3.58	61,685	67,826	601,410
Other 6	3,513	2,373	85,734	36.13	3.94	4.29	66,209	76,113	256,419
	17,828	14,469	$515,228	$35.61	$3.98	$2.60	$419,973	$457,516	$1,851,937
Gold
Minto	14,545	14,478	22,902	1,582	300	169	16,109	17,926	34,298
Silver equivalent 7	18,443	15,095	$538,130	$35.65	$4.11	$2.65	$436,082	$475,442	$1,886,235
Corporate
General and administrative							$(19,065)
Other							(11,736)
Total corporate							$(30,801)	$(12,729)	$874,440
	18,443	15,095	$538,130	$35.65	$4.11	$2.65	$405,281	$462,713	$2,760,675

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) average cash costs of silver and gold on a per ounce basis; (ii) operating cash flow per share (basic and diluted); and (iii) cash operating margin.

i.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  For more detailed information, please refer to pages 18 to 20 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com